Filed Pursuant to Rule 424(b)(7)

Registration No. 333-222266

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Common Stock, $0.0001 par value per share	56,099	$29.76	$1,669,506.24	$207.86

(1)                                 Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers any additional securities issuable in connection with any stock split, stock dividend, or similar transaction with respect to the securities being registered pursuant to this registration statement.

(2)                                 Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on average of high and low price per share of the common stock as reported on the Nasdaq Global Select Market on January 18, 2018.

(3)                                 Calculated in accordance with Rule 457(r) under the Securities Act. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3 (File No. 333-222266) in accordance with Rules 456(b) and 457(r) under the Securities Act.

Prospectus Supplement No. 3 dated January 22, 2018

(To Prospectus Dated December 22, 2017)

56,099 Shares

Common Stock

This prospectus supplement relates to the offer and sale of an aggregate of 56,099 shares of common stock of Editas Medicine, Inc. held by the person named in the “selling stockholder” table included herein. The information in this prospectus supplement supplements the statements set forth under the captions “Selling Stockholders” and “Use of Proceeds” in the prospectus. This prospectus supplement should be read in conjunction with the prospectus, which is required to be delivered with this prospectus supplement.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

SELLING STOCKHOLDER

On January 22, 2018, Editas Medicine, Inc. (the “Company” or “we”) issued 56,099 shares of common stock, par value $0.0001 per share, of the Company to i2 Pharmaceuticals, Inc., a Colorado corporation (“i2”), pursuant to an Asset Purchase Agreement, dated as of January 7, 2018 (the “Purchase Agreement”), by and among the Company, Altus Biopharma Inc., a Delaware corporation (“Altus”), i2 and Velocity Sciences, Inc., a Colorado corporation (“Velocity,” and together with Altus and i2, the “Sellers”).

The following table sets forth, to our knowledge, information concerning the beneficial ownership of shares of our common stock by the selling stockholder as of January 22, 2018.  This information updates and supersedes the information contained under the heading “Selling Stockholders” in the prospectus dated December 22, 2017.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, the selling stockholder named in the table has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholder named below.

Except as set forth herein and in the prospectus, the selling stockholder has not held any position or office with, and has not otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock	Shares of Common Stock to be Beneficially Owned After Offering (1)
Name of Selling Stockholder	Number	Percentage (2)	Being Offered	Number	Percentage (2)
i2 Pharmaceuticals, Inc.	56,099	*	56,099	0	*

*              Less than one percent.

(1)           We do not know when or in what amounts the selling stockholder may offer shares for sale.  The selling stockholder might not sell any or all of the shares covered by this prospectus.  Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering.  However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.

(2)           Based on 45,362,852 shares of our common stock outstanding on January 17, 2018.

Description of Transactions with the Selling Stockholder

On January 7, 2018, we entered into the Purchase Agreement to purchase certain assets (the “Acquired Assets”) of i2, Altus and Velocity (the “Transaction”). The Transaction closed on January 22, 2018. The Acquired Assets consist of certain assets of the Sellers related to their guide RNA synthesis and scale-up program (the “Program”).

As consideration for the Acquired Assets, we paid the Sellers $1,600,000 in cash, issued to i2 56,099 shares of our common stock, which are being registered for resale under the registration statement of which this prospectus supplement is a part, and assumed certain liabilities of the Sellers (the “Assumed Liabilities”). In connection with the Transaction, we also hired seven former employees of Velocity to work on the Program.

In addition to the terms described above, the Purchase Agreement contains, among other things, terms related to indemnification, confidentiality, and non-competition and non-solicitation. Under these terms, we have agreed to

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indemnify the Sellers against certain liabilities arising under the Purchase Agreement, including the Assumed Liabilities.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholder.

The selling stockholder will pay any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax, or legal services or any other expenses incurred by the selling stockholder in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus supplement, including, without limitation, all registration and filing fees, Nasdaq Global Select Market listing fees, and fees and expenses of our counsel and our accountants.

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